Select Futures Fund

November 1996
Monthly Report

This Monthly Report supplements
the Select Futures Fund's Prospectus
dated October 17, 1996.

December 31, 1996

Dean Witter
Two World Trade Center
62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Dean Witter Select Futures Fund
Monthly Report
November 1996

Dear Limited Partner:

The Net Asset Value per Unit for the Dean Witter Select Futures
Fund as of November 30, 1996, was $2,030.51, up 6.75% for the month.

The Fund recorded strong gains during the month due primarily to trading in the global financial futures and currency markets. In financial futures, a continued upward trend in global interest rate futures prices resulted in gains for the Fund's long European, U.S. and Australian interest rate futures positions. Additional gains were recorded from long positions in U.S. and European stock index futures as global stock index futures prices also moved higher during the month. In currency trading, long British pound positions profited as its value continued to increase versus other major world currencies. Additional currency gains were recorded from short Swiss franc positions as its value declined versus the U.S. dollar. These gains were partially offset by losses recorded from transactions involving the Japanese yen as its value moved without consistent direction for a majority of November. In other markets, gains were recorded from long natural gas and copper futures positions as prices in these markets moved higher during the month.

A portion of the Fund's gains was offset by losses recorded in the agricultural markets from short positions in soybean products as prices in these markets increased during November. Smaller losses were recorded in soft commodities as choppy price movement was experienced in sugar and cotton futures.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade
Center, 62nd floor, New York, NY 10048 or your Dean Witter
Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete.
Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner

Dean Witter Select Futures Fund L.P.
Statement of Operations
For the Month Ended November 30, 1996
(Unaudited)
                                                                       Percent of
                                                                       October
                                                                       31, 1996
                                                Amount                 Net Asset
                                                                       Value
                                                $                      %
REVENUES
Trading Profit (Loss)
  Realized                                      11,052,315             7.20
  Net change in unrealized                      98,242                 .06

  Total Trading Results                         11,150,557             7.26
Interest income                                 507,091                .33

  Total Revenues                                11,657,648             7.59

Expenses
Brokerage commissions                           744,715                .49
Management fee                                  411,181                .27
Transaction fees and costs                      98,311                 .07
Administrative expenses                         16,000                 .01

  Total Expenses                                1,270,207              .84

NET INCOME                                      10,387,441             6.75
Statement of Changes in Net Asset Value
For the Month Ended November 30, 1996
(Unaudited)

                                                                                            Percent of
                                                                                            October
                                                                                            31, 1996
                                                Amount                 Per Unit             Net Asset
                                                $                      $                    Value %
Net Asset Value,
October 31, 1996
(80,798.012 Units)                              153,673,660            1,901.95             100.00

Net Income                                      10,387,441             128.56               6.75

Subscriptions
(2,406.436 Units)                               4,886,292              2,030.51             3.18

Redemptions
(1,267.512 Units)                               (2,573,697)            2,030.51             (1.67)

Net Asset Value,
November 30, 1996
(81,936.936 Units)                              166,373,696            2,030.51             108.26

The accompanying notes are an integral part of these financial statements.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements
(Unaudited)
1. Summary of Significant Accounting Policies
Organization - Dean Witter Select Futures Fund L.P. (the "Partnership") is a limited partnership organized to engage in the speculative trading of commodity futures contracts, commodity options contracts and forward contracts on foreign currencies. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and the General Partner are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD"). Demeter has retained EMC Capital Management, Inc. ("EMC"), Rabar Market Research, Inc. ("Rabar") and Sunrise Commodities ("Sunrise") as the trading advisors of the Partnership.
Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.
Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.
Revenue Recognition - Commodity futures contracts, commodity options and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of the average daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury Bills issued during such month. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.
Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.
Brokerage Commissions and Related Transaction Fees and Costs - The Partnership accrues brokerage commissions based on the maximum total brokerage commissions and transaction fees chargeable to the Partnership capped at .65% per month of adjusted Net Assets as defined in the Limited Partnership Agreement.
Operating Expenses - The Partnership bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements -
(Continued)
These include filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses.
Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the last day of any month that is at least six months after the closing at which a client first became a limited partner, upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Limited Partners who obtained their units via an exchange from another DWR sponsored commodity pool will not be subject to the six month holding period of the redemption charges.
Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.
Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes.
Dissolution of the Partnership - The Partnership will terminate on December 31, 2025 or at the earliest date if certain conditions set forth in the Limited Partnership Agreement occur.
2. Related Party Transactions
The Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays
interest on these funds as described in Note 1.   Under its
Customer Agreement with DWR, the Partnership pays DWR brokerage commissions as described in Note 1.
3. Trading Manager
Compensation to EMC, Rabar and Sunrise consists of a management fee and an incentive fee as follows:
Management Fee - The Partnership pays a monthly management fee equal to 1/4 of 1% per month of the Partnership's adjusted Net Assets, as defined, as of the last day of each month.

Dean Witter Select Futures Fund L.P.
Notes to Financial Statements -
(Concluded)
Incentive Fee - The Partnership will pay a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisor's "Trading Profits," as defined in the Limited
Partnership Agreement, experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. If a trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of the supplemental closing, the trading advisor must earn back such losses plus a pro rata amount related to the funds allocated to the trading advisor at the supplemental closing before the trading advisor is eligible for an incentive fee. Such incentive fee is accrued in each month in which "Trading Profits" occurs. In those months in which "Trading Profits" is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid to such advisor on those redemptions in the month of such redemptions.
4. Legal Matters
On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), the Partnership, certain other limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools.
Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, against the Dean Witter Parties and certain trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR.
Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools.
The complaints seek unspecified amount of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants.
The Dean Witter Parties believe that they and the Partnership have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties or the Partnership.